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                                                                      EXHIBIT 12

                                    SUMMARY

     The information below is qualified in its entirety by the more detailed information appearing elsewhere in this Joint Proxy Statement/Prospectus, including the documents incorporated by reference in this Joint Proxy Statement/Prospectus. As used in this Joint Proxy Statement/Prospectus, the term "Washington Mutual" refers to Washington Mutual and, unless the context otherwise requires, its subsidiaries, and the term "Great Western" refers to Great Western and, unless the context otherwise requires, its subsidiaries. The term "Combined Company" is sometimes used herein to refer to Washington Mutual following consummation of the Merger. All references to the Great Western Common Stock in this Joint Proxy Statement/Prospectus include the associated Great Western Rights issued pursuant to the Great Western Rights Plan (as defined herein) and all references to the Washington Mutual Common Stock include the associated Washington Mutual Rights issued pursuant to the Washington Mutual Rights Plan (as defined herein).

     Forward-looking statements are contained in this Joint Proxy Statement/Prospectus and in documents incorporated by reference herein regarding Washington Mutual, Great Western and the Combined Company. Actual results may vary materially from the forward-looking statements contained in such documents for reasons which include the factors set forth herein under "Risk Factors" and in Washington Mutual's Current Report on Form 8-K dated March 6, 1997, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

THE SPECIAL MEETINGS

  THE WASHINGTON MUTUAL MEETING

     Time, Date and Place. The Washington Mutual Meeting will be held at 2:00 p.m., local time, on Friday, June 13, 1997, at Washington State Convention and Trade Center, 800 Convention Place, Seattle, Washington. See "The Special Meetings -- General."

     Matters to be Considered. Shareholders of Washington Mutual will be asked to consider and vote upon proposals to (i) approve the issuance of shares of Washington Mutual Common Stock to Great Western Stockholders pursuant to the Merger Agreement (the "Share Issuance/Merger Proposal"), and (ii) to amend the Washington Mutual Articles to increase the number of authorized shares of Washington Mutual Common Stock from 350,000,000 shares to 800,000,000 shares (the "Articles Amendment Proposal"). The approval of the Articles Amendment Proposal is not a condition to the consummation of the Washington Mutual/Great Western Merger. See "The Special Meetings -- Matters to be Considered at the Special Meetings."

     Record Date; Shares Entitled to Vote; Quorum. The Board of Directors of Washington Mutual (the "Washington Mutual Board") has fixed the close of business on May 9, 1997 as the record date (the "Washington Mutual Record Date") for the determination of the holders of Washington Mutual Common Stock and holders of Washington Mutual Preferred Stock (as defined below) entitled to receive notice of and to vote at the Washington Mutual Meeting.

     As of the Washington Mutual Record Date, there were 126,291,687 shares of Washington Mutual Common Stock entitled to vote at the Washington Mutual Meeting, 2,252,500 shares of 9.12% Noncumulative Perpetual Preferred Stock, Series C ("Series C Preferred") entitled to vote at the Washington Mutual Meeting and 1,970,000 shares of 7.60% Noncumulative Perpetual Preferred Stock, Series E entitled to vote at the Washington Mutual Meeting ("Series E Preferred" and together with the Series C Preferred, the "Washington Mutual Preferred Stock"). Each share of Washington Mutual Common Stock is entitled to one vote on each of the matters properly presented at the Washington Mutual Meeting. Each share of Washington Mutual Preferred Stock is entitled to one vote only on the Articles Amendment Proposal. For the vote on the Share Issuance/Merger Proposal, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Washington Mutual Common Stock will constitute a quorum. For the vote on the Articles Amendment Proposal, the presence, in person or by proxy, of the holders of a majority of (i) the outstanding shares of Washington Mutual Common Stock (for the separate vote of holders of Washington

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Mutual Common Stock as a class) and (ii) the aggregate of the outstanding shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock (for the vote of holders of Washington Mutual Common Stock and Washington Mutual
Preferred Stock as a single class) will constitute a quorum, respectively. See "The Special Meetings -- Record Date and Voting" and " -- Quorum; Votes Required."

     Votes Required. Under NASDAQ rules, the Share Issuance/Merger Proposal will require the affirmative vote of a majority of the shares of Washington Mutual Common Stock voting on such proposal. Approval of the Articles Amendment Proposal will require the affirmative votes of the holders of (i) two-thirds of the shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock entitled to vote at the Washington Mutual Meeting voting together as a single class and (ii) two-thirds of the shares of Washington Mutual Common Stock entitled to vote at the Washington Mutual Meeting voting as a single class. Accordingly, assuming a quorum is present, a failure to submit a proxy (or to vote in person at the Washington Mutual Meeting), an abstention by a Washington Mutual shareholder or a broker non-vote, which is an indication by a broker that it does not have discretionary authority to vote on a particular matter, will have no effect on the Share Issuance/Merger Proposal, but will have the same effect as a "NO" vote with respect to the vote on the Articles Amendment Proposal. For shares of Washington Mutual Common Stock or Washington Mutual Preferred Stock held in street name by a broker, the failure of a Washington Mutual shareholder to give such broker voting instructions with regard to any proposal on which such shareholder is entitled to vote will result in a broker non-vote and will have the effects described in the preceding sentence. See "The Special Meetings -- Record Date and Voting" and " -- Quorum; Votes Required."

     THE WASHINGTON MUTUAL BOARD HAS DETERMINED, BY A UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH THREE DIRECTORS ABSENT), THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR AND IN THE BEST INTERESTS OF WASHINGTON MUTUAL AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE SHARE ISSUANCE/MERGER PROPOSAL. IN ADDITION, THE WASHINGTON MUTUAL BOARD HAS APPROVED, BY A UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH THREE DIRECTORS ABSENT), THE ARTICLES AMENDMENT PROPOSAL AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE ARTICLES AMENDMENT PROPOSAL. EACH OF THE DIRECTORS NOT PRESENT AT THE MEETING HAS SUBSEQUENTLY EXPRESSED THEIR APPROVAL OF EACH OF THE PROPOSALS.

     For a discussion of the factors considered by the Washington Mutual Board in reaching its decision to approve and adopt the Merger Agreement and approve the Share Issuance/Merger Proposal, see "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger" and
"-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors."

     Security Ownership of Management and Others. As of the Washington Mutual Record Date, directors and executive officers of Washington Mutual and their affiliates (excluding any shares owned by or through Acadia Partners, L.P. and affiliates thereof) beneficially owned and were entitled to vote 3,636,798 shares of Washington Mutual Common Stock and 500 shares of Washington Mutual Preferred Stock, which represented approximately 2.88% of the shares of Washington Mutual Common Stock and less than 1% of Washington Mutual Preferred Stock, respectively, outstanding on such date. In addition, as of the Washington Mutual Record Date, Mr. Robert M. Bass and Acadia Partners, L.P. beneficially owned and were entitled to vote 11,546,451 shares and 6,215,004 shares, respectively, of Washington Mutual Common Stock, which represented approximately 9.14% and 4.92%, respectively, of the shares of Washington Mutual Common Stock outstanding on such date. Mr. Bass, Acadia Partners, L.P. and each Washington Mutual director and executive officer has indicated a present intention to vote, or cause to be voted, the Washington Mutual Common Stock and Washington Mutual Preferred Stock so owned for approval of the Share Issuance/Merger Proposal and the Articles Amendment Proposal. See "The Special Meetings -- Quorum; Votes Required."

  THE GREAT WESTERN MEETING

     Time, Date and Place. The Great Western Meeting will be held at 10:00 a.m., local time, on Friday, June 13, 1997, at Great Western's Employee Center at 19809 Prairie Street, Chatsworth, California 91311. See "The Special Meetings -- General."

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     Matters to be Considered.  Great Western Stockholders will be asked to consider and vote upon a proposal to approve the Washington Mutual/Great Western Merger Agreement. See "The Special Meetings -- Matters to be Considered at the Special Meetings."

     Record Date; Shares Entitled to Vote; Quorum. The Board of Directors of Great Western (the "Great Western Board") has fixed the close of business on May 9, 1997 as the record date (the "Great Western Record Date") for the determination of the Great Western Stockholders entitled to receive notice of and to vote at the Great Western Meeting. Holders of record of Great Western Preferred Stock as of the Great Western Record Date are entitled to notice of but are not entitled to vote at the Great Western Meeting.

     As of the Great Western Record Date, there were 137,922,037 issued and outstanding shares of Great Western Common Stock. Each share of Great Western Common Stock is entitled to one vote on each of the matters properly presented at the Great Western Meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Great Western Common Stock will constitute a quorum. See "The Special Meetings -- Record Date and Voting" and " -- Quorum; Votes Required."

     Votes Required. Pursuant to Delaware law, the affirmative vote of the holders of a majority of the shares of Great Western Common Stock entitled to vote at the Great Western Meeting is required to approve the Washington Mutual/Great Western Merger Proposal. Accordingly, a failure to submit a proxy (or to vote in person at the Great Western Meeting), an abstention by a Great Western Stockholder or a broker non-vote, which is an indication by a broker that it does not have discretionary authority to vote on a particular matter, will have the same effect as a "NO" vote with respect to the vote on the Washington Mutual/Great Western Merger Proposal. For shares of Great Western Common Stock held in street name by a broker, the failure of a Great Western Stockholder to give such broker voting instructions with regard to the Washington Mutual/ Great Western Merger Proposal will result in a broker non-vote and will have the same effect as a "NO" vote with respect to such proposal. Holders of Great Western Preferred Stock are not entitled to and are not being asked to vote on approval and adoption of the Washington Mutual/Great Western Merger Proposal or any other matters that may be considered at the Great Western Meeting. See "The Special Meetings -- Record Date and Voting" and
" -- Quorum; Votes Required."

     THE GREAT WESTERN BOARD HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE WASHINGTON MUTUAL/ GREAT WESTERN MERGER ARE FAIR AND IN THE BEST INTERESTS OF GREAT WESTERN AND ITS STOCKHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE WASHINGTON MUTUAL/GREAT WESTERN MERGER.

     Security Ownership of Management and Others. As of the Great Western Record Date, directors and executive officers of Great Western and their affiliates beneficially owned and were entitled to vote 617,897 shares of Great Western Common Stock, which represented less than 1% of the shares of Great Western Common Stock outstanding on such date. Each Great Western director and executive officer has indicated his or her present intention to vote, or cause to be voted, the Great Western Common Stock so owned by him or her for approval of the Washington Mutual/Great Western Merger Proposal. As of the Great Western Record Date, various subsidiaries of Great Western, as fiduciaries, custodians or agents, did not have sole or shared voting power with respect to any shares of Great Western Common Stock. See "The Special Meetings -- Quorum; Votes Required."

     Pending Litigation in the Court of Chancery of the State of Delaware. In certain pending litigation in the Court of Chancery in the State of Delaware, Ahmanson has requested the Court to require that the Great Western Meeting occur no earlier than six weeks after certification of the results of Great Western's 1997 Annual Meeting of Stockholders. Great Western has scheduled both meetings for June 13, 1997, and intends to vigorously oppose Ahmanson's requested relief. See "Litigation."

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THE PARTIES TO THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

  Washington Mutual

     Washington Mutual is a regional financial services company committed to serving consumers and small to mid-sized businesses throughout the Western United States. Through its subsidiaries, Washington Mutual engages in the following activities:

     - MORTGAGE LENDING AND CONSUMER BANKING ACTIVITIES. Through its principal subsidiaries, Washington Mutual Bank ("WMB"), American Savings Bank, F.A. ("ASB"), and Washington Mutual Bank fsb ("WMBfsb"), at December 31, 1996, Washington Mutual operated 413 consumer financial centers and 96 loan centers offering a full complement of mortgage lending and consumer banking products and services. In 1996, WMB was the leading originator of first-lien, single-family residential loans in Washington and Oregon, and ASB was the second largest such originator in California.

     - COMMERCIAL BANKING ACTIVITIES. Through the commercial banking division of WMB, at December 31, 1996, Washington Mutual operated 48 full-service business branches offering a range of commercial banking products and services to small and mid-sized businesses. WMB commenced its commercial banking activities through the acquisition of Enterprise Bank of Bellevue, Washington ("Enterprise") in 1995 and Western Bank of Coos Bay, Oregon ("Western") in 1996.

     - INSURANCE ACTIVITIES. Through WM Life Insurance Company ("WM Life") and ASB Insurance Services Inc. ("ASB Insurance"), Washington Mutual underwrites and sells annuities and sells a range of life insurance contracts, and selected property and casualty insurance policies.

     - SECURITIES ACTIVITIES. Through ASB Financial Services, Inc. ("ASB Financial"), Murphey Favre, Inc. ("Murphey Favre") and Composite Research & Management Co. ("Composite Research"), Washington Mutual offers full service securities brokerage and acts as the investment advisor to and the distributor of mutual funds.

     Washington Mutual operates in Washington, California, Oregon, Utah, Idaho, Montana, Arizona, Colorado and Nevada. At December 31, 1996, Washington Mutual had consolidated assets of $44.6 billion, deposits of $24.1 billion and stockholders' equity of $2.4 billion. Based on deposits, Washington Mutual was at that date the second largest banking organization in Washington and the 28th largest in the United States.

     Washington Mutual has its principal executive offices at 1201 Third Avenue, Seattle, Washington 98101, telephone number (206) 461-2000.

  Great Western

     Great Western is a savings and loan holding company organized in 1955 under the laws of the state of Delaware. The principal assets of Great Western are the capital stock of Great Western Bank, a Federal Savings Bank ("GW Bank"), and Aristar, Inc. ("Aristar"). GW Bank is a federally chartered stock savings bank which has 416 branches in California and Florida. Real estate lending operations are conducted directly by GW Bank and by direct subsidiaries through more than 200 offices in 27 states with concentrations in California, Florida, Texas and Washington. Aristar conducts consumer finance operations through 502 offices in 23 states, most of which operate principally under the names of Blazer Financial Services or City Finance Company, provides direct installment loans and related credit insurance services, and purchases retail installment contracts. Great Western and its subsidiaries also engage in related service businesses, including investment company advisory and administrative activities, insurance operations and real estate development.

     At December 31, 1996, Great Western had total assets of $42.9 billion, deposits of $28.6 billion and stockholders' equity of $2.6 billion. Based on deposits, Great Western was at that date the fourth largest banking organization in California and the 24th largest in the United States.

     Great Western has its principal executive offices at 9200 Oakdale Avenue, Chatsworth, California 91311, telephone number (818) 775-3411.

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THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

  Exchange Ratio

     At the Effective Time, (i) each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares of Washington Mutual Common Stock, with cash being paid in lieu of fractional shares, and (ii) each outstanding share of Great Western Preferred Stock will be converted into the right to receive one share of Series F Preferred Stock. The terms, preferences, limitations, privileges and rights of the Series F Preferred Stock will be substantially identical to those of the Great Western Preferred Stock. On May 12, 1997, the closing sales price of Washington Mutual Common Stock on NASDAQ was $52.69 per share. If the Washington Mutual/Great Western Merger had occurred at such time, the Exchange Ratio would have resulted in an indicated per share value for the Great Western Common Stock of $47.42. Because the Exchange Ratio is fixed, a change in the market price of Washington Mutual Common Stock before the Effective Time would affect the implied market value of the consideration to be received by Great Western Stockholders in the Washington Mutual/Great Western Merger. There can be no assurance as to the market price of Washington Mutual Common Stock at any time before, at or after the Effective Time. Stockholders are urged to obtain current market quotations. See "The Washington Mutual/Great Western Merger -- Conversion of Great Western Capital Stock."

     At the Effective Time, each option to purchase shares of Great Western Common Stock (each a "Great Western Common Stock Option") issued by Great Western pursuant to any of its employee or director stock option programs (each a "Great Western Common Stock Plan") that is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into an option to purchase shares of Washington Mutual Common Stock (each a "Washington Mutual Stock Option"). The number of shares of Washington Mutual Common Stock subject to a Washington Mutual Stock Option will be equal to the product of the number of shares of Great Western Common Stock underlying the Great Western Common Stock Option multiplied by the Exchange Ratio and rounded down to the nearest share, and the exercise price per share of Washington Mutual Common Stock subject to a Washington Mutual Stock Option will be equal to the exercise price per share of Great Western Common Stock underlying the Great Western Common Stock Option divided by the Exchange Ratio and rounded up to the nearest cent. See "The Washington Mutual/Great Western Merger -- Conversion of Great Western Capital Stock."

  Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors

     The Boards of Directors of Washington Mutual and Great Western believe that the Washington Mutual/Great Western Merger represents a unique opportunity to create one of the premier consumer banking franchises on the West Coast. As a result of the Washington Mutual/Great Western Merger, the Combined Company would rank as the third largest banking organization in the western United States and the twelfth largest in the United States, with over 1,500 retail and business banking, consumer lending and mortgage lending offices located in 36 states and serving an estimated 4.1 million households. The Combined Company would have a strong deposit market share in Washington, Oregon, Utah and the key consumer banking state of California, as well as a strong market presence in parts of Florida. The Combined Company also would rank as one of the largest originators and servicers of residential mortgage loans in the United States, giving it the economies of scale and efficiencies to compete effectively in the rapidly consolidating financial services industry.

     In addition, management of Washington Mutual has identified potential cost savings, estimated at $340 million annually (pre-tax) by 1999, and opportunities for possible significant revenue enhancements from the Washington Mutual/Great Western Merger. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger -- Operations After the Washington Mutual/Great Western Merger."

     EACH OF THE WASHINGTON MUTUAL BOARD AND THE GREAT WESTERN BOARD BELIEVES THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THEIR RESPECTIVE SHAREHOLDERS. THE WASHINGTON MUTUAL BOARD AND THE GREAT WESTERN BOARD HAVE EACH, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND

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RECOMMEND THAT THEIR RESPECTIVE SHAREHOLDERS APPROVE AND ADOPT THE SHARE
ISSUANCE/MERGER PROPOSAL (IN THE CASE OF WASHINGTON MUTUAL SHAREHOLDERS) AND THE WASHINGTON MUTUAL/GREAT WESTERN MERGER PROPOSAL (IN THE CASE OF GREAT WESTERN STOCKHOLDERS).

     IN ADDITION, THE WASHINGTON MUTUAL BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE ARTICLES AMENDMENT PROPOSAL AND RECOMMENDS THAT THE WASHINGTON MUTUAL SHAREHOLDERS AND THE HOLDERS OF WASHINGTON MUTUAL PREFERRED STOCK VOTE TO APPROVE THE ARTICLES AMENDMENT PROPOSAL.

     For a discussion of the factors considered by each of the Washington Mutual Board and the Great Western Board in reaching its decision to approve and adopt the Merger Agreement, see "The Washington Mutual/Great Western
Merger -- Background of the Washington Mutual/Great Western Merger" and
"-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors."

     On February 18, 1997, H.F. Ahmanson & Company ("Ahmanson") publicly announced its unsolicited proposal for a merger of Great Western and Ahmanson pursuant to which each share of Great Western Common Stock would be converted into 1.05 shares of Ahmanson common stock (the "Original Ahmanson Proposal"). On March 17, 1997, Ahmanson announced a revised merger proposal pursuant to which each share of Great Western Common Stock would be converted into not less than
1.10 nor more than 1.20 shares of Ahmanson common stock (as so revised, the "Ahmanson Proposal"). The Great Western Board, after consulting with its legal and financial advisors, has determined not to authorize negotiations or discussions with Ahmanson concerning the Ahmanson Proposal. See "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger." No presentations have been made by Ahmanson to the Great Western Board concerning the Ahmanson Proposal. The Great Western Board has determined that Washington Mutual represents a superior merger partner and its proposal represents a superior value opportunity. Consequently, Great Western Stockholders are not being asked to consider and vote upon the Ahmanson Proposal. For a discussion of the factors considered by the Great Western Board in connection with its consideration of the Ahmanson Proposal, see "The Washington Mutual/Great Western Merger -- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors." On May 12, 1997, Ahmanson publicly announced that it intended to commence an exchange offer for all of the outstanding shares of Great Western Common Stock on the same financial terms as the Ahmanson Proposal. The Great Western Board has not yet reviewed the terms of Ahmanson's exchange offer as set forth in its May 13, 1997 filing with the Securities and Exchange Commission. Promptly after its consideration thereof, the Great Western Board will advise Great Western stockholders of its position with respect to the Ahmanson exchange offer.

     Based on the closing market prices of Washington Mutual Common Stock and Ahmanson common stock on March 17, 1997, the day that Ahmanson announced the Ahmanson Proposal, the nominal implied value per share of Great Western Common Stock under the Great Western/Washington Mutual Merger Proposal was $46.01 and under the Ahmanson Proposal was $47.70. Based on the closing market prices of Washington Mutual Common Stock and Ahmanson common stock on May 12, 1997, the indicated value per share of Great Western Common Stock under the Great Western/Washington Mutual Merger was $47.42 and under the Ahmanson Proposal was $48.00.

     If the Washington Mutual/Great Western Merger is not approved, there can be no assurances that any alternative business combination would be consummated or as to the timing or terms of any such alternative business combination.

  Opinions of Financial Advisors

     Lehman Brothers Inc. ("Lehman Brothers"), which is serving as financial advisor to the Washington Mutual Board, has delivered its written opinion, dated March 5, 1997 (the "Lehman Brothers Opinion"), to the Washington Mutual Board, that the Exchange Ratio is fair, from a financial point of view, to Washington Mutual. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors." THE FULL TEXT OF THE LEHMAN BROTHERS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS

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ON ITS REVIEW, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED BY REFERENCE
IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

     Washington Mutual has agreed to pay fees to Lehman Brothers for its services in connection with the Washington Mutual/Great Western Merger, which fees were payable, in part, at the time of signing of the Merger Agreement and a substantial portion of which is contingent upon consummation of the Washington Mutual/Great Western Merger.

     Goldman, Sachs & Co. ("Goldman Sachs") and Merrill Lynch & Co. ("Merrill Lynch"), which are serving as financial advisors to Great Western, have delivered their written opinions, each dated as of March 5, 1997 and March 25, 1997, to the Great Western Board to the effect that, as of such dates, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio (i) in the case of Goldman Sachs, is fair to Great Western Stockholders and (ii) in the case of Merrill Lynch, is fair to Great Western Stockholders from a financial point of view. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors." THE FULL TEXTS OF THE GOLDMAN SACHS OPINIONS AND THE MERRILL LYNCH OPINIONS, EACH DATED AS OF MARCH 5, 1997 AND MARCH 25, 1997 AND EACH OF WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON ITS REVIEW, ARE ATTACHED HERETO AS APPENDICES C THROUGH F, AND ARE INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. GREAT WESTERN STOCKHOLDERS ARE URGED TO READ SUCH OPINIONS IN THEIR ENTIRETY. SEE "THE WASHINGTON MUTUAL/GREAT WESTERN MERGER -- OPINIONS OF FINANCIAL ADVISORS."

     Great Western has agreed to pay fees to Goldman Sachs and Merrill Lynch for their services in connection with the Washington Mutual/Great Western Merger, which fees were payable, in part, upon execution of the Merger Agreement and a substantial portion of which is contingent upon consummation of the Washington Mutual/Great Western Merger. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors."

  Conditions to the Washington Mutual/Great Western Merger; Regulatory Approvals

     The obligations of Washington Mutual and Great Western to consummate the Washington Mutual/ Great Western Merger are subject to various conditions, including, among others, obtaining the requisite stockholder approvals; obtaining requisite regulatory approvals, as described below; the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part; approval for listing on NASDAQ of the shares of Washington Mutual Common Stock and Series F Preferred Stock to be issued in the Washington Mutual/Great Western Merger, subject to official notice of issuance; receipt of opinions of counsel at the closing of the Washington Mutual/Great Western Merger in respect of certain federal income tax consequences of the Washington Mutual/Great Western Merger; and receipt of accountants' letters to the effect that the Washington Mutual/Great Western Merger qualifies for "pooling-of-interests" accounting treatment.

     The Washington Mutual/Great Western Merger is conditioned on obtaining all required regulatory approvals (the "Requisite Regulatory Approvals"). The principal Requisite Regulatory Approval is approval of the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act and the Federal Deposit Insurance Act. As described under "The Washington Mutual/Great Western
Merger -- Regulatory Approvals," Washington Mutual has filed an application seeking this OTS approval. Based on the advice of its legal advisors and its own prior acquisition experience, Washington Mutual expects that it will be able to obtain the OTS approval on a timely basis and without the imposition of any condition that would have a material adverse effect on the Combined Company. See "The Washington Mutual/Great Western Merger -- Conditions to the Consummation of the Washington Mutual/Great Western Merger" and "-- Regulatory Approvals Required."

  Termination of the Merger Agreement

     The Merger Agreement may be terminated by mutual consent of the Washington Mutual Board and the Great Western Board. The Merger Agreement may also be terminated by either the Washington Mutual Board or the Great Western Board (i) if a governmental authority issues a final denial of an application with

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respect to any of the Requisite Regulatory Approvals or issues a final order prohibiting the consummation of the Washington Mutual/Great Western Merger, (ii) if the Washington Mutual/Great Western Merger does not occur on or before March 31, 1998, (iii) in certain events involving a material breach by the other party of any of its representations, warranties, covenants or agreements in the Merger Agreement, (iv) if the requisite approval of either the Washington Mutual shareholders or the Great Western Stockholders is not obtained at their respective Special Meetings, or (v) if the board of directors of the other party withdraws, modifies or changes its approval or recommendation of the Merger Agreement. The Merger Agreement may also be terminated (i) by the Washington Mutual Board if a tender offer or exchange offer for 25% or more of the outstanding shares of Great Western Common Stock is commenced (other than by Washington Mutual), and the Great Western Board recommends that the Great Western Stockholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Great Western Stockholders reject such tender offer or exchange offer within ten business days after the commencement thereof, or (ii) by the Great Western Board if a tender offer or exchange offer for 25% or more of the outstanding shares of Washington Mutual Common Stock is commenced, and the Washington Mutual Board recommends that the Washington Mutual shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Washington Mutual shareholders reject such tender offer or exchange offer within ten business days after the commencement thereof. See "The Washington Mutual/Great Western Merger -- Termination of the Merger Agreement."

     Pursuant to the Merger Agreement, Great Western has agreed to pay a $75 million fee (plus reimbursement for documented reasonable out-of-pocket expenses up to $20 million) to Washington Mutual if (a) Washington Mutual terminates the Merger Agreement because the Great Western Board withdraws, modifies or changes in a manner adverse to Washington Mutual its approval or recommendation of the Washington Mutual/Great Western Merger, (b) Washington Mutual terminates the Merger Agreement because the Great Western Board either recommends a third party tender or exchange offer for 25% or more of the outstanding shares of Common Stock or fails to recommend that Great Western Stockholders reject such tender or exchange offer, (c) either Washington Mutual or Great Western terminates the Merger Agreement because the Great Western Stockholders fail to approve the Merger Agreement, but only if at the time of such failure, an alternative proposal to acquire Great Western has been publicly disclosed (or any person shall have publicly disclosed an intention (whether or not conditional) to make such an alternative proposal), or (d) Washington Mutual terminates the Merger Agreement as a result of the willful breach by Great Western of any material representation, warranty, covenant or other agreement in the Merger Agreement, but only if at or prior to the time of termination, an alternative proposal to acquire Great Western has been made known to Great Western or has been publicly disclosed, whether or not such alternative proposal is rejected by Great Western or withdrawn prior to the time of termination. An additional $100 million fee is payable by Great Western to Washington Mutual if, within 18 months after termination of the Merger Agreement under any of the circumstances described above, Great Western enters into a definitive agreement with respect to or consummates an alternative proposal for an acquisition of Great Western by a third party.

     The Ahmanson Proposal, if not unconditionally withdrawn prior to the mailing to Great Western Stockholders of this Joint Proxy Statement/Prospectus, would constitute an alternative proposal for purposes of clause (c) of the preceding paragraph. For purposes of clause (d) above, the Ahmanson Proposal constitutes such an alternative proposal. See "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger."

     The termination fees described above, which Washington Mutual and Great Western believe are customary and typical for transactions such as the Washington Mutual/Great Western Merger, are intended, among other things, to increase the likelihood that the Washington Mutual/Great Western Merger will be consummated on the terms set forth in the Merger Agreement and, if the Washington Mutual/Great Western Merger is not consummated under certain circumstances involving an acquisition or potential acquisition of Great Western by a third party, to compensate Washington Mutual for its efforts undertaken, expenses incurred and business opportunities lost in connection with the proposed Washington Mutual/Great Western Merger. These agreements may have the effect of discouraging offers by third parties to acquire Great

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

Western prior to the Washington Mutual/Great Western Merger, even if such persons were prepared to offer to pay consideration to Great Western Stockholders that has a higher current market price than the shares of Washington Mutual Common Stock to be received by the Great Western Stockholders pursuant to the Merger Agreement. See "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger."

     Ahmanson has filed suit in the Court of Chancery of the State of Delaware to enjoin all steps necessary for consummation of the Washington Mutual/Great Western Merger and is challenging the termination fee described above. See "Litigation."

  Certain Federal Income Tax Consequences

     The Washington Mutual/Great Western Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code). Accordingly, no gain or loss will be recognized by Great Western Stockholders or the holders of the Great Western Preferred Stock, respectively, upon the receipt of Washington Mutual Common Stock or Series F Preferred Stock, respectively, in exchange for Great Western Common Stock or Great Western Preferred Stock, respectively, except with respect to any cash received in lieu of a fractional share interest in Washington Mutual Common Stock.

     There will be no federal income tax consequences to the shareholders of Washington Mutual as a result of either voting on the proposals described herein or consummation of the Washington Mutual/Great Western Merger.

     All shareholders should carefully read the discussion of the material federal income tax consequences of the Washington Mutual/Great Western Merger under "The Washington Mutual/Great Western Merger -- Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors as to the federal, state, local and foreign tax consequences of the Washington Mutual/Great Western Merger in their particular circumstances.

  Accounting Treatment

     The Washington Mutual/Great Western Merger is expected to be treated as a pooling-of-interests for accounting and financial reporting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Great Western will be recorded on the books of Washington Mutual at their values on the books of Great Western at the Effective Time. If completed as proposed, no goodwill will be created as a result of the Washington Mutual/Great Western Merger. See "The Washington Mutual/Great Western
Merger -- Accounting Treatment."

  Interests of Certain Persons in the Washington Mutual/Great Western Merger

     Certain members of Great Western's management and the Great Western Board have interests in the Washington Mutual/Great Western Merger in addition to their interests as stockholders of Great Western generally. These include, among other things, provisions in the Merger Agreement relating to indemnification, the appointment of four members to the Washington Mutual Board following the Washington Mutual/Great Western Merger and the acceleration of benefits under certain employee benefit plans.

     The seven executive officers of Great Western would become entitled to receive benefits pursuant to the terms of certain agreements and benefit plans in connection with a change in control of Great Western as follows: (i) if employment is terminated under certain circumstances on or about the currently anticipated effective date of the Washington Mutual/Great Western Merger, severance under his or her employment agreement; (ii) within 5 days following a change in control of Great Western, a pro-rata bonus under Great Western's annual bonus plan; (iii) payment of amounts previously deferred under Great Western's deferred compensation plans, with interest thereon credited at an enhanced rate; and (iv) an annual benefit under Great Western's Supplemental Executive Retirement Plan. The approximate amounts such executive officers would be entitled to receive in respect of such benefits is as follows: Mr.
Maher -- $4,386,000, $351,000,

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

$4,758,000 and $950,000, respectively; Mr. Pappas -- $2,160,000, $158,000,
$132,000 and $357,870, respectively; Mr. Schenck -- $2,160,000, $146,000,
$89,000 and $324,029, respectively; Mr. Geuther -- $1,920,000, $140,000,
$794,000 and $310,848, respectively; Mr. Sims -- $1,632,000, $119,000, $0 and
$39,596, respectively; Mr. Erikson -- $1,512,000, $110,000, $29,000 and
$238,252, respectively; and Ms. Studenmund -- $1,680,000, $123,000, $106,000 and
$121,864, respectively. In addition, upon the consummation of the Washington Mutual/Great Western Merger, all then unvested Great Western Stock Options held by such executive officers will become immediately vested and exercisable and restricted shares of Great Western Common Stock held by such officers will become immediately vested and free of restrictions. See "Interests of Certain Persons in the Washington Mutual/Great Western Merger" for a more detailed discussion of such agreements and plans and the benefits payable thereunder.

     The Great Western Board was aware of these interests and considered them, among other matters, in unanimously approving the Merger Agreement and transactions contemplated thereby. For additional information, including amounts payable under such employee benefit plans in certain circumstances, see "The Washington Mutual/Great Western Merger -- Interests of Certain Persons in the Washington Mutual/Great Western Merger."

  No Appraisal or Dissenters' Rights

     Under Delaware law, holders of Great Western Common Stock and Great Western Preferred Stock (including the holders of Great Western Depositary Shares) will have no appraisal rights in connection with the Washington Mutual/Great Western Merger. Under Washington law, holders of Washington Mutual Common Stock and Washington Mutual Preferred Stock will have no dissenters' rights with respect to the Share Issuance/Merger Proposal or the Articles Amendment Proposal. See "The Washington Mutual/Great Western Merger -- No Appraisal or Dissenters' Rights."

MANAGEMENT AND OPERATIONS OF WASHINGTON MUTUAL FOLLOWING THE
WASHINGTON MUTUAL/GREAT WESTERN MERGER

     At the Effective Time, Great Western will merge with and into NACI (which, as of the Effective Time, will be a direct, wholly owned subsidiary of Washington Mutual), with NACI as the surviving corporation. NACI will be, at the Effective Time, the direct parent company of ASB. It is intended that, as soon as practicable after consummation of the Washington Mutual/Great Western Merger, GW Bank and ASB will merge (the "Bank Merger") and that the name of the surviving corporation will be Great Western Bank.

     At the Effective Time, four representatives mutually agreeable to Washington Mutual and Great Western will be added to the existing Washington Mutual Board to form the Board of Directors of the Combined Company. While there are no agreements, arrangements or contracts to appoint any specific person to the Washington Mutual Board, it is expected that John F. Maher, the President and Chief Executive Officer of Great Western, will be one of the four representatives of Great Western chosen to serve on the Board of Directors of the Combined Company.

     Washington Mutual intends to consolidate the branch systems and loan offices of ASB and GW Bank in California and the loan offices of WMB and GW Bank in Washington. It is anticipated that approximately 100 branches (in addition to the seven branches already scheduled for closure by Great Western) and 100 loan offices (including 38 loan offices already scheduled for closure by Great Western) will be closed. Washington Mutual also intends to consolidate certain administrative functions. Initial branch and loan office consolidations will occur in 1998. It is anticipated that further branch and loan office consolidations, back office consolidations and efficiencies will be achieved in 1999. These consolidations, together with cost reductions which result from the introduction of Washington Mutual's loan origination system and an integrated data/communications system throughout the GW Bank branches and other steps, are expected to achieve annual operating cost savings of approximately $208 million and $340 million (pre-tax) in 1998 and 1999, respectively.

     In addition, Washington Mutual believes that the Washington Mutual/Great Western Merger should provide opportunities for significant revenue enhancements for the Combined Company. Washington Mutual

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

anticipates increased asset growth through additional production and retention of residential mortgage and consumer loans as portfolio loans (based on leveraging of the additional capital made available as a result of the Washington Mutual/Great Western Merger and the introduction of new loan products and systems at GW Bank). It is estimated that this strategy will increase pre-tax net interest income in 1999 by approximately $246 million, although this strategy will cause a decrease of $5.0 million in gain on sale of loans in 1999. In addition, Washington Mutual estimates additional pre-tax fee income in 1999 of approximately $88 million may be obtainable primarily as a result of implementing Washington Mutual's pricing policies and products throughout the GW Bank branch network. The projected revenue enhancements are in addition to the revenue levels projected in current First Call estimates of future earnings of Great Western on a stand alone basis and do not include any potential increases over First Call estimates for Washington Mutual on a stand alone basis.

     Merger-related expenses of approximately $343 million (pre-tax) are expected to be recorded by Washington Mutual at the Effective Time. This charge includes the creation of reserves of $145 million for severance and management payments (which includes all payments anticipated to be payable under all Great Western severance plans, including the broad-based severance plan adopted in the first quarter of 1997), $106 million for facilities and system conversion related expenses and $92 million for other transaction costs.

     Washington Mutual also intends to provide an additional $100 million in loan loss provisions as a charge to earnings at the Effective Time. This additional loan loss provision is being provided because Washington Mutual's plan for managing certain of the loans in Great Western's portfolio which were originated between 1989 and 1993 differs from Great Western's and therefore requires a different level of reserves. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

     The estimates of cost savings, revenue enhancements and merger-related and other expenses described above are forward-looking statements that, while prepared on the basis of Washington Mutual's best judgments and currently available information regarding Great Western's business and the future operating performance of the two companies, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of either company, and upon assumptions with respect to future business decisions that are subject to change. Accordingly, there can be no assurance that such cost-savings and revenue enhancements will be realized in the amounts or within the time periods currently estimated or that such charges for merger-related expenses will be sufficient. See "Risk Factors."

     See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

DESCRIPTION OF WASHINGTON MUTUAL CAPITAL STOCK

     Upon consummation of the Washington Mutual/Great Western Merger, holders of Great Western Common Stock will become holders of Washington Mutual Common Stock. Holders of shares of Washington Mutual Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of the outstanding Washington Mutual Preferred Stock, holders of shares of Washington Mutual Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Washington Mutual available for distribution to shareholders. Washington Mutual may not declare any dividends on the Washington Mutual Common Stock unless full preferential amounts to which holders of the Washington Mutual Preferred Stock are entitled have been paid or declared and set apart for payment. Washington Mutual is also subject to certain regulatory restrictions on the payment of dividends.

     Each share of Washington Mutual Common Stock currently has attached thereto a stock purchase right (a "Washington Mutual Right") issued under the Washington Mutual Rights Plan.

     Upon consummation of the Merger, holders of Great Western Preferred Stock will become holders of the Series F Preferred Stock, which has substantially identical terms, limitations, privileges and rights as the Great Western Preferred Stock.

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

     For additional information concerning the capital stock of Washington Mutual and certain differences between Washington and Delaware corporate laws, see "Description of Washington Mutual Capital Stock" and "Certain Differences Between Washington and Delaware Corporate Laws."
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